Garland W. Allison PHONE: (303) 291-2314 FAX: (303) 291-2414 EMAIL: SAllison@perkinscoie.com	1899 Wynkoop, Suite 700 Denver, CO 80202-1043 PHONE: 303.291.2300 FAX: 303.291.2400 www.perkinscoie.com
February 10, 2010
VIA EDGAR FILING AND FEDERAL EXPRESS
H. Roger Schwall
John P. Lucas
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628

Re:	Rocky Mountain Chocolate Factory, Inc. Form 10-K for the Fiscal Year Ended February 28, 2009 Filed May 26, 2009 Definitive Proxy Statement Filed June 17, 2009 File No. 0-14749
Gentlemen:
     On behalf of Rocky Mountain Chocolate Factory, Inc. (the “Company”), we are transmitting the following responses of the Company to the comments of the Commission’s staff (the “Staff”) in regard to the Company’s Form 10-K for the fiscal year ended February 28, 2009, as set forth in your comment letter dated January 29, 2010 (the “Comment Letter”).
     The responses set forth herein are based on information provided to this firm by the Company. For your convenience, we have numbered the comments as set forth in your letter, repeated such comments and set forth our response to each comment immediately below.
     With respect to the Staff’s comments, we have responded to the comments and proposed new disclosure as part of this letter and request the Staff’s permission to allow the Company to comply with all applicable comments in future periodic filings only, rather than requiring the Company also to amend the previously filed periodic reports. The Company believes that this

February 10, 2010

approach is appropriate in light of the nature of the comments and the Company’s responses thereto.
Form 10-K for the Fiscal Year Ended February 28, 2009
Business, page 3
1.	In your annual reports since your initial public offering in 1995, you repeat the assertion that you maintain “the unsurpassed taste and quality” of your chocolate by “using only the finest chocolate and other wholesome ingredients.” If you have substantially increased your market share since 1995 such that you are also “unsurpassed” in sales and market share amongst chocolate manufacturers, provide appropriate disclosure in that regard.

RESPONSE: The Company respectfully submits that any individual manufacturer’s market share and sales volume in the chocolate and confectionary products industry is a function of many factors, including price and quality. The Company believes that industry demand for lower price, lesser quality chocolate continues to account for the bulk off the annual chocolate sales. As such, the Company does not believe it is the “unsurpassed” leader among chocolate manufacturers as measured by total sales or market share.

The Company does, however, maintain that its reputation for producing high-quality chocolate and other confectionary products has fueled increased sales and made it one of the market leaders in the gourmet, premium and other high-quality confectionary segments of the chocolate industry. For instance, the Company’s system wide sales have grown from $35.6 million in fiscal year 1995 to $112.3 million in fiscal year 2009. Because many of the Company’s competitors in these specialty segments are not required to disclose information regarding sales and market share through public reporting, the Company has no basis for more specific disclosure regarding its market share

In future period reports filed with the Commission, the Company will eliminate the assertion that it’s products are “unsurpassed” and clarify its disclosure to reflect the Company’s belief that by using only the finest chocolate and other wholesome ingredients that the Company has continued to increase its sales and garner a reputation for producing high-quality, premium and gourmet products.

2.	If you are not in fact the top chocolate manufacturer in terms of sales and market share despite having offered an “unsurpassed” product, revise to explain why or to eliminate the assertion. For example, discuss whether all manufacturers with greater market share for chocolate offer their competing products at a lower price. If you retain the reference

February 10, 2010

to your chocolate’s unsurpassed taste and quality, also provide us with your basis for that assertion.

RESPONSE: Please see the Company’s response to comment #1.
Controls and Procedures, page 45
Disclosure Controls and Procedures, page 46
3.	We note that your disclosure controls and procedures are designed to ensure that information required to be disclosed is timely recorded, processed, summarized and reported. However, you omit part of the definition that appears in Exchange Act Rule 13a-15(e). Management’s conclusion regarding effectiveness also appears to be limited. Pursuant to Rule 13a-15(b), it should be complete and based on management’s evaluation of controls and procedures as defined. See Item 307 of Regulation S-K. This comment also applies to your subsequent filings on Form 10-Q.

RESPONSE: Upon further review of the Company’s disclosure of its disclosure controls and procedures and management’s conclusions with respect to the effectiveness of such disclosure controls and procedures in response to the Staff’s comments, the Company can understand that because the definition of disclosure controls and procedures as defined in Exchange Act Rule 13a-15(e) was split into two separate clauses, the disclosure may have inadvertently implied that its disclosure controls and procedures are inconsistent with the complete definition that appears in Exchange Act Rule 13a-15(e) and that management’s conclusion regarding the effectiveness is limited. The Company did not intend to suggest that its disclosure controls and procedures are inconsistent with Exchange Act Rule 13a-15(e) or otherwise qualify or limit management’s conclusions regarding the effectiveness of its disclosure controls and procedures.

In future period reports filed with the Commission, the Company will clarify its disclosure to include the complete definition as set forth in Exchange Act Rule 13a-15(e) when describing its disclosure controls and procedures, and, if appropriate, disclose management’s conclusion that such disclosure controls and procedures are effective. The Company proposes the following disclosure in its future filings:

“Disclosure Controls and Procedures — The Company maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”)) that are designed to ensure that material information relating to the Company is made known to the officers who certify the Company’s financial reports and to other members of senior management and the Board of Directors. These disclosure controls and procedures are designed to ensure that information required to be disclosed in the Company’s reports that are filed or submitted under the Exchange

February 10, 2010

Act, are recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management, with the participation of the CEO and CFO, has evaluated the effectiveness, as of [the end of the period of covered by the report], of the Company’s disclosure controls and procedures. Based on that evaluation, the CEO and CFO have concluded that the Company’s disclosure controls and procedures were effective as of [the end of the period of covered by the report].”
     As requested in your letter, the Company has informed us that it acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The Company would greatly appreciate your prompt response to this letter. If you have any further comments or questions, please contact me at (303) 291-2314.

Very truly yours,
/s/ Sonny Allison

Sonny Allison

cc:	Bryan Merryman (Rocky Mountain Chocolate Factory)
Jeremy Kinney (Rocky Mountain Chocolate Factory)
Sandra L. Shoemaker (Ehrhardt Keefe Steiner & Hottman PC)
Joseph J. Adams (Ehrhardt Keefe Steiner & Hottman PC)